Eurasian Minerals Inc.

August 5, 2015

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C., 20549-7010

Attention: Tia L. Jenkins

Re:	Eurasian Minerals Inc.
Form 20-F for the Year Ended December 31, 2014
Filed April 30, 2015
File No. 001-35404

Dear Sirs:

I write on behalf of Eurasian Minerals Inc. (the “Company”) in response to Staff’s letter of June 22, 2015, by Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining, of the United States Securities and Exchange Commission regarding the above-referenced Form 20-F, filed on April 30, 2015 (the “Comment Letter”).

The Company requests an extension of time to respond to the Comment letter. The Company is currently in the process of preparing the responses to the Comment Letter but needs more time. The Company therefore requests an extension of time through August 19, 2015 to respond to the Comment Letter and file its amended Form 20-F.

Yours truly,
EURASIAN MINERALS INC.
Per:

“David M. Cole”

David M. Cole
President and Chief Executive Officer

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com